TO SECURITIES EXCHANGE COMMISSION

82-34

Santos

www.santos.com

RECEIVED

2005 NOV -4 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 November 2005

SUPPL

Santos awarded acreage adjoining Caldita gas discovery

Santos Limited today announced that it has been awarded exploration permit NT/P69, located in the Timor Sea adjacent to exploration permit NT/P61 which contains the recent Caldita gas discovery.

Exploration permit NT/P69 is in the Bonaparte Basin offshore Northern Territory, approximately 310 kilometres north-northwest of Darwin, and contains the previously discovered Lynedoch gas resource.

"This additional exploration acreage further enhances Santos' position in the emerging northern Australian LNG province," Santos Managing Director, Mr John Ellice-Flint, said today.

"The new permit is of particular interest in light of the recent Caldita gas discovery in the adjoining block," he said

Both the NT/P69 and NT/P61 permits are jointly held by a wholly-owned Santos subsidiary, Santos Offshore Pty Ltd (40%), and an affiliate of ConocoPhillips (60% and operator).

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

newsrelease

Timor Sea


Timor
Indonesia
NT/P69
Lynedoch 1-2
NT/P48
Evans Shoal
Caldita 1
NT/P61
Joint Petroleum Development Area
Kakatua
Elang
JPDA 03-12
Bayu-Undan
Bathurst Is.
Melville Is.
Australia
Darwin
Indian Ocean
WA-6-R
NT/RL1
Petrel
LNG Facility
(under construction)
WA-18-P
Tern
WA-27-R
Northern Territory
Western Australia
NT/P67
0
100
kilometres

Legend

- Santos acreage
- Oil Field
- Gas Field
- Gas Pipeline

